UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MI Developments Inc.
(Name of Issuer)
Class A Subordinate Voting Shares, no par value
(Title of Class of Securities)
55304X104
(CUSIP Number)
North Run Capital, LP
One International Place, Suite 2401
Boston, MA 02110
(617) 310-6130
Attention: General Counsel
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -

Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
March 11, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	55304X104

1	NAMES OF REPORTING PERSONS North Run Capital, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑* * Filing describes relationship with other persons but Reporting Person does not affirm the existence of a group, in accordance with Schedule 13 Cover Page Instruction 2.

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,365,800

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,365,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,365,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	55304X104

1	NAMES OF REPORTING PERSONS North Run GP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑ * * Filing describes relationship with other persons but Reporting Person does not affirm the existence of a group, in accordance with Schedule 13 Cover Page Instruction 2.

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,365,800

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,365,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,365,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	55304X104

1	NAMES OF REPORTING PERSONS North Run Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑ * * Filing describes relationship with other persons but Reporting Person does not affirm the existence of a group, in accordance with Schedule 13 Cover Page Instruction 2.

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,365,800

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,365,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,365,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	55304X104

1	NAMES OF REPORTING PERSONS Todd B. Hammer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑ * * Filing describes relationship with other persons but Reporting Person does not affirm the existence of a group, in accordance with Schedule 13 Cover Page Instruction 2.

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,365,800

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,365,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,360,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	55304X104

1	NAMES OF REPORTING PERSONS Thomas B. Ellis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑ * * Filing describes relationship with other persons but Reporting Person does not affirm the existence of a group, in accordance with Schedule 13 Cover Page Instruction 2.

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,365,800

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,365,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,365,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D
This Amendment No. 1 to Schedule 13D (as amended, the “Schedule 13D”) is being filed on behalf of North Run Advisors, LLC, a Delaware limited liability company (“North Run”), North Run GP, LP, a Delaware limited partnership (the “GP”), North Run Capital, LP, a Delaware limited partnership (the “Investment Manager”), Todd B. Hammer and Thomas B. Ellis. Todd B. Hammer and Thomas B. Ellis are the principals and sole members and limited partners, as applicable, of North Run, the GP and the Investment Manager. North Run is the general partner for both the GP and the Investment Manager. The GP is the general partner of North Run Capital Partners, LP, a Delaware limited partnership (the “Fund”), North Run Qualified Partners, LP, a Delaware limited partnership (the “QP Fund”), and North Run Master Fund, LP, a Cayman Island exempted limited partnership (the “Master Fund”). The Fund, the QP Fund and North Run Offshore Partners, Ltd., a Cayman Island exempted company (the “Offshore Fund”), are also general partners of the Master Fund. This Schedule 13D relates to Class A Subordinate Voting Shares of MI Developments Inc., an Ontario corporation (the “Issuer”), held by the Master Fund (the “Shares”).
Except as set forth below, all previously reported items remain unchanged.
Item 3. Source and Amount of Funds
As of March 20, 2009, the Reporting Persons have invested $25,374,961.50 (including commissions) in the Shares through the Master Fund. The Shares were purchased and are held by the Master Fund. The source of funds is the working capital of the Master Fund, the Fund, the QP Fund and the Offshore Fund.
Item 5. Interest in Securities of the Issuer
(a)
As of March 20, 2009, the Reporting Persons beneficially own 2,365,800 shares of the Class A Shares, which represents 5.1% of the Issuer’s outstanding Class A Shares. This percentage was calculated by dividing 2,365,800 by 46,160,564, the number of Class A Shares outstanding as of September 30, 2008 as set forth in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 7, 2008.

(c)
The trade date, number of Shares, and price per Share (including commissions) for all purchases and sales of Class A Shares in the 60 days preceding March 20, 2009 by the Reporting Persons are as follows: 529,744 Shares purchased February 5, 2009 for $5.80 per share; 710,692 Shares purchased February 9, 2009 for $7.55 per share; 55,700 Shares purchased March 11, 2009 for $5.50 per share; 4,500 Shares purchased March 12, 2009 for $5.60 per share; 200 Shares purchased March 17, 2009 for $5.60 per share and 5,400 Shares purchased March 20, 2009 for $5.55 per share. Such transactions were open-market transactions effected by the Master Fund.

(e) Not Applicable.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated March 20, 2009, between North Run, the GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: March 20, 2009

NORTH RUN CAPITAL, LP
By:	North Run Advisors, LLC, its general partner

By:	/s/ Thomas B. Ellis
	Name:	Thomas B. Ellis
	Title:	Member

and
By:	/s/ Todd B. Hammer
	Name:	Todd B. Hammer
	Title:	Member

NORTH RUN GP, LP
By:	North Run Advisors, LLC, its general partner

By:	/s/ Thomas B. Ellis
	Name:	Thomas B. Ellis
	Title:	Member

and
By:	/s/ Todd B. Hammer
	Name:	Todd B. Hammer
	Title:	Member

NORTH RUN ADVISORS, LLC
By:	/s/ Thomas B. Ellis
	Name:	Thomas B. Ellis
	Title:	Member

and
By:	/s/ Todd B. Hammer
	Name:	Todd B. Hammer
	Title:	Member

Thomas B. Ellis

Todd B. Hammer

Exhibit Index

Exhibit
Number	Description
Exhibit 1	Joint Filing Agreement, dated March 20, 2009, between North Run, the GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis.